January 6, 2006

Mr. Ernest Greene, Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

         RE: Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Quarters Ended March 31 and June 30, 2005 Form 8-K/A Filed on May 23, 2005 Form 8K Filed on August 31, 2005 File No. 0-32995

Dear Mr. Greene:

     This letter will serve as our response to your inquiry, dated November 15, 2005 regarding the documents referred to above and filed with the United States Securities and Exchange Commission (hereinafter referred to as the "SEC") from MedSolutions, Inc. (hereinafter referred to as the "Company" or "MedSolutions" or "MSI"). MedSolutions has carefully reviewed and researched your inquiries and comments and we respectfully offer the following responses to each inquiry enumerated in your letter:

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
                ------------------------------------------------

1.- Item 1.General
------------------

SEC Comment-Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in future filings, including your interim filings where appropriate.

MedSolutions' Response - The Company will consider your comments and respond as deemed necessary. The Company will be filing its annual 10-KSB for the year ended December 31, 2005 compared to 2004 within the next 90 days. All of the proposed changes as discussed below will be incorporated in this filing and all such future filings.

2.- Item 2. Description of Property, page 13
--------------------------------------------

SEC Comment - You indicated that your landlord gave you approximately $29,000 in the form of an allowance to make improvements to the premises. Please tell us how you accounted for the landlord allowance in your financial statements. Please also tell us how you recorded this transaction in your statement of cash flows in the period that you received the proceeds.

MedSolutions' Response - The Company did not reflect an accounting for this transaction. The Company renewed and extended its existing lease for its corporate headquarters on February 12, 2005 for a period of seven years (the existing lease in place was set to expire on October 31, 2005). Prior to signing

o Page 2                                                         January 6, 2006

the lease extension, the Company had notified its landlord that it was considering vacating its premises and relocating its corporate headquarters to other suitable office space. As an inducement to renew and extend the existing lease, the Company was given an allowance of up to $30,000, whereby the landlord agreed to make certain improvements to the existing space, if the Company agreed not to relocate. The renovations were coordinated and paid for directly by the landlord. The total value of the improvements was only $29,000. The Company did not receive any cash directly and therefore no such amounts were reflected in the statement of cash flows for this landlord incentive. If the $29,000 incentive were to be recorded as leasehold improvements with an offsetting deferred credit, both amounts would have been amortized over the term of the new lease (7 years), and the impact on the financial statements would clearly have been de minimis. In the future, if the Company negotiates any significant lease incentives, the Company will appropriately reflect an accounting in the financial statements for such lease incentives.

3.- Management's Discussion and Analysis ("MD&A") or Plan of Operation, page 17
-------------------------------------------------------------------------------

Statement of Operations Data, page 17
-------------------------------------

SEC Comment - The measure you characterize as EBITDA is adjusted for items other than what its acronym suggests. Please revise the measure that you present to adjust it only for what its acronym suggests or rename the measure. Please refer to Question 14 in the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures.

MedSolutions' Response - In calculating the EBITDA measures, the Company reflected an adjustment to net income for 2004 for an impairment charge for its "Intangible Asset (Customer List)" in the amount of $139,330. This impairment charge is a non cash charge and has the same characteristics as depreciation and amortization, which are components that we used in calculating EBITDA.

We agree with your comment and acknowledge your request, and in future filings we will clarify in greater detail and modify the EBITDA acronym, if necessary, for other non cash items (such as impairment charges) or adjustment should this occur again. As stated in our filing, the Company is of the position that EBITDA is a more useful and a widely recognized measure of operating performance to investors since it clarifies our ability to service debt, fund capital expenditures and expand our business. In addition, the MD&A does include a reconciliation of EBITDA which provides the investor with the ability to recalculate the measure presented. We will be more careful in future filings to provide greater detail concerning explanations of EBITDA measures.

4.- SEC Comment - It appears that you use EBITDA as a liquidity measure in your filing. Please present the disclosures required by Item 10(e) of Regulation S-K. In addition, your disclosures should:

o    Identify the amount as a non-GAAP liquidity measure;

o Explain why your management believes that this measure provides useful information to investors;

o Provide an equally prominent disclosure of cash flows from operations wherever EBITDA is discussed;

o    Provide a reconciliation of EBITDA to cash flow from operations; and

o    Present all three cash flow measures wherever EBITDA is discussed.

o Page 3                                                         January 6, 2006

     Please refer to Item 10(e)(1) of Regulation S-K and Questions 12 and 14 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

MedSolutions' Response - In reviewing our filings and particularly the explanation of the definition of and how we calculate EBITDA on page 18 of Form 10-KSB dated December 31, 2004, we believe MedSolutions has complied with identifying EBITDA as a non-GAAP liquidity measure. We state why management believes that this measure provides useful information to investors because (as stated on Page 18 of the same filing mentioned above) EBITDA is " a widely accepted financial indicator of a company's ability to service debt, fund capital expenditures and expand its business". We also disclose in the MD&A that the method of calculating EBITDA may not be calculated the same way as all other companies calculate EBITDA and therefore, our EBITDA may not be comparable to similarly titled measures reported by other companies. We do provide a prominent reconciliation table using line items from our Statement of Operations to calculate EBITDA which we believe is an adequate reconciliation between the two financial results. With respect to providing a reconciliation of EBITDA to cash flows from operations, we do not believe this information is necessary. We are not presenting EBITDA as a liquidity measure, and it is presented in the MD&A section of our 10-KSB under operating data only as a benchmark of operating performance. We do state in the footnotes that EBITDA is not an alternative measure to cashflow and should not be used as a measure of liquidity. Therefore, we believe our footnotes are adequate. However, we acknowledge your request, and in future filings we will provide greater clarity in describing the significance of the EBITDA measure.

5.- Critical Accounting Policies and Procedures, page 18
--------------------------------------------------------

SEC Comment - Please revise your critical accounting policies section to focus on those estimates that are critical to your consolidated financial statements. You should include a discussion of the material assumptions you made in arriving at the critical estimate and also advise an investor of the financial statement impact if actual results differ from your estimates. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

     o Types of assumptions underlying the most significant and subjective estimates;

     o Sensitivity of those estimates to deviations of actual results from management's assumptions; and

     o    Circumstances that have resulted in revised assumptions in the past.

Please refer to SEC Releases 33-8098 and 33-8040.

MedSolutions' Response - Under the caption of Critical Accounting Policies and Procedures, Page 18, we discuss three components of our significant accounting policies and refer the reader to also see Note 3 of our consolidated financial statements in the same filing. Under these three captions of Accounts Receivable, Revenue Recognition and Processing Costs and Intangible Assets, we state in this section on Page 18, that management may use a higher degree of judgment in using estimates to report our results. In addition to our comments, we will add additional language to the existing financial statements in future filings to clarify and describe our use of such assumptions and estimates. Regarding our three existing items, we will insert new language or modify existing language to state the following:

Accounts Receivable - Our assumptions in determining the adequacy of the allowance for doubtful accounts include reviewing historical charge-offs over the previous 2 years, and analyzing current aging reports by performing a specific review of customer balances for possible payment problems. Based on our review, the allowance for doubtful accounts is adjusted accordingly. The Company

o Page 4                                                         January 6, 2006

has not had to adjust or restate its financial statements in the past as a result of management's estimates being inconsistent with actual charge-offs and recoveries.

Revenue Recognition and Processing Costs - The procedure of receiving the waste and preparing for processing involves the collection of waste and transporting the waste to our processing facilities where the waste is weighed, scanned and placed in carts to be sterilized. Revenue is recognized at the point of pickup (when the service is performed) and recorded as billings with associated costs to process the waste accrued for, if not yet paid for to properly match and record revenue and the related charges. Management has not had to adjust its methodology of matching revenue and expense as a result of using such methodology.

Intangible Assets - To determine the adequacy of the carrying amounts on an ongoing basis, the Company performs its annual impairment test at the end of the year each December 31, unless triggering events indicate that an event has occurred which would require the test to be performed sooner. The Company monitors the performance of its intangibles by analyzing the expected future cash flows generated from such related intangibles to ensure their continued performance. If necessary, the Company may hire an outside independent consultant to appraise the fair value of such assets.

As you have requested, we will respectfully provide greater detail of our critical accounting policies in all future filings.

6.- Results of Operations - Year 2004 Compared to 2003, page 18
---------------------------------------------------------------

SEC Comment - Please tell us the circumstances that resulted in the reversal in fiscal 2004 of employee bonuses that were earned in fiscal 2001. Please tell us how you determined that the amounts should have been adjusted in fiscal 2004 rather than in an earlier period. Please provide support for your conclusions and cite the accounting literature used to support your accounting.

MedSolutions' Response - In 2001, management awarded and recorded bonuses to certain employees of the Company. The employees were promised a payout if and when the Company had the necessary funds available. Given the Company's restricted liquidity position, these bonuses were never paid. In the first quarter of 2004, those individuals left the company and agreed to waive any future rights to a payout. At the same time certain other employees still with the Company also agreed to forgo their right to receive any future payout. Based on these 2004 events, the Company was no longer liable for these payments, and accordingly, in 2004, the obligation and the charge of $144,500 was appropriately reversed. FASB 140 provides for the elimination of debt at such time the liability is discharged.

7.- Liquidity and Capital Resources, page 19
--------------------------------------------

Other Liquidity Matters, page 21
--------------------------------

SEC Comment - You indicate that one of your stockholders loaned you a total of $1,000,000. The note is convertible into common stock at the rate of $0.75 per share based on the principal and interest outstanding at the time of conversion. Please tell us what consideration you gave to EITF 98-5 considering that all common stock sold for cash during the year was within the range of $1.00 to $1.50 per share.

MedSolutions' Response - While this stockholder loaned the Company $1,000,000 in various increments throughout 2004, only $500,000 (the first increment loaned in early 2004) is convertible into the Company's common stock at a $.75 per share conversion price (representing 666,667 shares if the original principal amount was fully converted) and represents at or above fair market value based on several factors.

o Page 5                                                         January 6, 2006

The $500,000 convertible promissory note issued to this stockholder provides for an adequate interest rate of 10%, and the conversion option of $.75 per share was at or above the fair market value of the Company's common stock at the time such note was issued in early 2004. The Company sold 427,500 shares of its common stock during the fourth quarter of 2003 at $.75 per share, which supports the $.75 per share conversion price for the convertible promissory note. This is further supported by the Company's sale of 1,100,000 shares of its common stock to another unrelated investor in 2005 at $.65 per share. The stock sales that were consummated in the $1.00 to $1.50 price range were small purchases of common stock and were considered inconsequential in determining the value of the Company's common stock with respect to such large issuances. In addition, the stock is restricted and cannot be easily resold by the investor. Since the Company is not publicly traded, the Company relies on both historical stock sales and other negotiated equity transactions to help define the parameters of fair value of such transactions. As such, the Company believes the transaction described above was consummated at arms length and therefore represents fair value. Therefore, there would be no beneficial conversion charge to be recorded upon the issuance of the note.

8.- Financial Statements, page F-1
----------------------------------

Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

SEC Comment - Changes in bank overdraft are appropriately classified as financing activities. You reflect changes in bank overdrafts as operation cash flows in 2004 and 2003. Please tell us how you determined the changes in your bank overdraft represent operating activities. See Section 1300.15 of the AICPA Technical Questions and Answers.

MedSolutions' Response - We agree with your comment and have since filed with the SEC our 10-QSB filing for the quarterly period ended September 30, 2005 showing changes in bank overdraft as a financing activity and will continue to do so in all future filings should bank overdrafts continue to exist.

Note 3 - Summary of Significant Accounting Policies, page F-9
-------------------------------------------------------------

9.- Property, Plant & Equipment, page F-9
-----------------------------------------

SEC Comment - The range of useful lives for your property and equipment of 3 to 20 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

MedSolutions'   Response  -  MedSolutions  mainly  has  three  types  of  assets representing the Company's Property, Plant & Equipment ("PP&E") that fall into the range of 3 to 20 years and consists of the following:

         Description                          Original Cost     Useful Life
         -----------                          -------------     -----------

         Land                                 $   58,680             -

         Building                             $  777,560        20 years

         Transportation & Other Equipment     $2,135,096        3 to 5 years

In future  filings  the  Company  will  provide a  tabular  description  of PP&E
(including the useful lives for each category) in the financial statement footnotes, similar to the tabular disclosure presented above.

o Page 6                                                         January 6, 2006

10.- Goodwill and Intangible Assets, page F-10
----------------------------------------------

SEC Comment - Please provide us with additional information to help us understand the appropriateness of your conclusion that goodwill was not impaired as of December 31, 2004, particularly in light of the impairment of the AmeriTech customer list, the lack of cash from operations, your accumulated deficit and recurring operating losses. We also note that you have fully reserved your $7.5 million deferred tax asset. Please provide us with your quantitative goodwill impairment analysis performed in accordance with paragraphs 19-21 of SFAS 142. Please explain the basis for any material assumptions.

MedSolutions' Response - During 2003 and 2004, the Company completed 2 significant acquisitions (AmeriTech (2003) and Med-Con (2004). The Company
purchased these medical wastes businesses (which were similar in nature to MedSolutions existing business) which were located within the surrounding areas of operation of the Company current business. Once the businesses were acquired they were immediately merged with current operations. The similarities and synergies of the merger were expected to benefit the Company on a combined basis. Since merging the operations, it was no longer possible (nor necessary) to produce separate discreet financial statements at a reporting unit level for these acquisitions. As such, the Company reports its business activities on an entity level basis only. As can be seen in the 2004 financial statements, sales over 2003 have increased almost $1.6 million and expenses as a percentage of sales has decreased (supporting the syngergies of the acquisition). In addition, although the Company has not generated substantial cash flows from operations in 2004, the Company in 2003 reported a significant use of cash from operations. The 2004 operating results support continued growth of the business. For both of these acquisitions the Company obtained independent appraisals to support the acquisition accounting for the initial purchase (valuation of customer lists). The Company performs its annual impairment test at the end of the year each December 31, unless triggering events indicate that that an event has occurred which would require the test to be performed sooner. At the end of 2004, the Company obtained an independent appraisal of the entire MedSolutions business at an enterprise level using the discounted cash flow method. This value significantly exceeded the net deficiency, on a book basis, as disclosed in the 2004 financial statements. In completing the FASB 142 impairment analyses it was concluded there was no impairment of goodwill. In future filings the Company will disclose that its annual impairment test is performed each December unless events occur that would dictate otherwise.

11.- SEC Comment - Please disclose when your annual impairment test is performed.

MedSolutions' Response - The Company performs its annual impairment test in the 4th quarter of its calendar year and before the issuance of its audited financial statements unless there are events during the year that would trigger an earlier analysis. We will clarify our policy in future filings.

AmeriTech Acquisition, page F-10
--------------------------------

12.- SEC Comment - Since you have not obtained and filed the financials of AmeriTech, it appears that your purchase price allocations have not been finalized. Accordingly, it is unclear why the settlement of your note payable was recognized as gain from extinguishment of debt rather than a purchase price adjustment. Please advise.

MedSolutions' Response - The Company consummated the AmeriTech acquisition on November 7, 2003. In connection with the purchase of the business, the seller was responsible for providing MedSolutions with audited historical financial

o Page 7                                                         January 6, 2006

statements of AmeriTech and certain other business records. In the latter part of 2004, MedSolutions entered into a dispute with AmeriTech regarding the seller's failure to comply with certain obligations (e.g., the failure to provide audited financial statements and other matters) set forth in the Asset Purchase Agreement dated November 7, 2003 and not directly related to the assets acquired from AmeriTech. On February 11, 2005, a settlement was reached between the Company and AmeriTech whereby AmeriTech, agreed to modify and extinguish a portion of the note owed by the Company to AmeriTech. The modification was recorded as an extinguishment of debt since it was unrelated to the assets purchased in November 2003 (over 14 months earlier).

13.- Revenue Recognition, page F-12
-----------------------------------

SEC Comment - You indicate that revenue and associated processing costs from waste management services are recognized at the time medical waste is received and prepared for processing. It is unclear whether you recognize revenue when received or when prepared for processing. Please revise your revenue recognition policy when revenue is recognized.

MedSolutions' Response - As mentioned earlier in our response, MedSolutions' revenue recognition policy is to record revenue when the medical waste is received (picked up). The process involves collecting the waste from each customer's location, transporting the waste to a Company location where the waste is treated, weighing the waste in containers to properly invoice the customer based on the net waste collected, scanning the containers to allocate the waste to the appropriate customer and then emptying the containers into processing bins for sterilization. In future filings we will clarify our disclosures to more accurately describe our revenue recognition policy in greater detail.

14.- Stock-Based Compensation, page F-12
----------------------------------------

SEC Comment - Please include the line item for awards of stock-based employee compensation included in the determination of net income as required by paragraph 45(c)(2) of SFAS 123, as amended by SFAS 148.

MedSolutions' Response - In Note 3, to the financial statements on page F-13, we present a table which clearly details a separate line item for charges for stock based awards using fair value accounting .

15.- Environmental Expenditures, page F-15
------------------------------------------

SEC Comment - You indicate that environmental expenditures are capitalized if the costs mitigate or prevent future environmental contamination or if the costs improve existing assets' environmental safety or efficiency. Please tell us the amounts of capitalized environmental assets on your balance sheet for the periods presented. Please also tell us what types of environmental costs you have capitalized recently.

MedSolutions' Response - There have been no amounts recorded as capitalized assets in our balance sheet related to environmental costs to date or in any of the filings that are being reviewed. In future filings we will modify our disclosures accordingly so this point is clear to the reader.

16.- Note 4 - Acquisition of Certain Assets of AmeriTech Environmental, Inc. and
--------------------------------------------------------------------------------
Bray Medical Waste Service, page F-17
-------------------------------------

SEC Comment - You indicate that net assets of $73,297 were acquired in the acquisition of AmeriTech Environmental, Inc. Please disclose the amounts of each component of net assets acquired with the acquisition.

o Page 8                                                         January 6, 2006

MedSolutions' Response - The following schedule represents the accounting of net assets acquired amounting to $73,297.

            Land                                        $ 38,680

            Equipment including vehicles and trailers     76,347

            Furniture and Fixtures                        10,000

            Inventory                                      6,605
                                                        --------

            Gross value of assets purchased             $131,632

            Less: Liabilities assumed                    (58,335)
                                                        --------

            Net assets acquired                         $ 73,297
                                                        ========

The Company did not believe the details of the net assets were material or significant enough to merit disclosure. In future filings we will describe all of the components for each acquisition in greater detail as you have requested.

17.- SEC Comment - Please tell us the current status of your audit of AmeriTech. Please also indicate when you plan to file the required two years of historical financial statements of AmeriTech.

MedSolutions' Response - The historical audits of AmeriTech are not expected to be completed as discussed previously (a matter disputed and settled with the seller). At the time of the acquisition, the Company had notified the SEC in writing of this problem. Since the acquisition was consummated in late 2003, the results of the combined operations of MSI and AmeriTech for the two year period ended December 31, 2005 will have satisfied the SEC audit requirement once our 10-KSB is filed for the fiscal year ended December 31, 2005.

18.- SEC Comment - In your three acquisitions, you issued shares of your common stock as consideration for the acquisition. The value assigned to your common stock was from $0.75 to $1.00. Given that there is currently no public trading market for your common stock, please tell us and disclose how you determined the market value of your common stock and the assumptions used in determining the assigned value.

o Page 9                                                         January 6, 2006

MedSolutions' Response - In connection with the AmeriTech acquisition (2003), the value assigned to the stock issued was $.75 per share based upon the most recent cash sale of stock that occurred close to the acquisition date of November 7, 2003. The Company also assigned a $.75 per share value to the shares issued in the Bray acquisition (2004). For the Med-Con acquisition (2004), based on an analysis of recent common stock issuances for cash and services in 2004 and negotiations with the seller, the Company recorded the common stock issued for the assets acquired at a consideration of $1.00 per share. In addition, as part of the business purchase negotiations, the seller had agreed to this value based on its own evaluation of the shares to be received. In connection with the Med-Con acquisition, only 149,000 shares of common stock were issued as part of the purchase price. If a value of $.75 per share were used, the difference would not have a material effect on the Company's balance sheet and no effect on its statement of operations. Also, see our response to item #7 above for further comments already discussed regarding pricing. As a result of our analysis, we deemed the value assigned to the stock issued for the Med-Con acquisition to be appropriate.

19.- Med-Con Solutions, Inc. page F-19
--------------------------------------

SEC Comment - Please provide us with your significance analysis for the Med-Con Solutions acquisition in accordance with Item 310(c) of Regulation S-B.

MedSolutions' Response - We determined the asset test would yield the highest level of significance and offer the following analysis of significance:

            Total assets acquired                       $1,222,448

                                                        ==========

            Total assets of MSI at 12/31/03             $5,018,552

                                                        ==========

            % of assets acquired to total assets           24.4%

                                                        ==========

The assets purchased from Med-Con exceeded 10% of the Company's total assets as of December 31, 2003; therefore, the acquisition was considered significant.

20.- Note 6 - Income Taxes, page F-21
-------------------------------------

SEC Comment - Please disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory rates to pretax income from continuing operations as required by paragraph 47 of SFAS 109.

MedSolutions' Response - MedSolutions has never reported an annual net profit nor paid any income taxes since its inception. As a result, the Company has accumulated in excess of $16 million in tax loss carry forwards that may be used to offset future taxable income. Since there is no taxable income, no reconciliation of income tax expense was deemed necessary. However in future filings we will provide a tabular chart reconciling income tax expense as you have requested.

21.- Note 11 - Stockholder' Deficiency, page F-26
-------------------------------------------------

Stock Issuances, page F-26
--------------------------

o Page 10                                                        January 6, 2006

SEC Comment - You indicate that you issued 115,000 shares of common stock to two executives. Please disclose the executives and the amount of shares each executive received. Please also tell us how you accounted for the issuance of these shares. Please provide support for your conclusions and cite the accounting literature used to support the appropriate accounting.

MedSolutions' Response - Matthew H. Fleeger was awarded a bonus of 75,000 shares and Beverly Fleeger was awarded a bonus of 40,000 shares. These bonus shares were awarded in 2001. The bonus was payable only in common stock and therefore in 2001, the Company charged to expense $115,000 ($1.00 per share) with the offset credit recorded to additional paid in capital. At this time (in 2001) the shares were never issued. In 2004, when the Company eventually issued the shares, the Company reflected the issuance of the 115,000 shares at the par value of $115. The Company no longer issues shares under this manner.

22.- Note 13 - Commitments and Contingencies, page F-29
-------------------------------------------------------

Litigation, page F-32
---------------------

SEC Comment - You state that there are no legal proceedings pending or, to your knowledge, threatened against that will adversely affect your financial condition. Please revise your disclosure to clarify whether you believe such proceedings will adversely affect your results of operations or cash flows.

MedSolutions' Response - MedSolutions, at the time we filed the 10-KSB, had no legal proceedings threatened or pending against the Company. As such, there would be no affect, adverse or otherwise, to our financial condition, statement of operations or cash flows. In future filings, we will ensure that the financial statement disclosures are clarified to properly describe the impact of any pending or threatened litigation which will have an affect on our financial condition or statement of operations and cash flows.

                 FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005
                 ----------------------------------------------

23.- Note 3- Basis of Presentation and accounting Policies, page 8
------------------------------------------------------------------

Stock-Based Compensation, page 9
--------------------------------

SEC Comment - You indicate that the options granted during the six months ended June 30, 2005 had exercise prices of $0.75 and $1.00 and vested immediately. Given that you issued common stock with a value of $1.00 as consideration for the Med-Con acquisition, tell us how you accounted for the options that had an exercise price of $0.75 and disclose the impact on your statement of operations for the three and six months ended June 30, 2005, if applicable.

MedSolutions' Response - The exercise price of stock options granted on June 30, 2005 were at or above the fair market value of the Company's common stock evidenced by stock transactions during 2004 and 2005, respectively, and further evidenced by our response in Comment # 7 above. Therefore, the Company concluded, the options granted at the price range given at the time of grant are at or above fair market value and therefore there was no intrinsic value and no charge to earnings was deemed necessary.

24.- Item 3. Controls and Procedures, page 25
---------------------------------------------

SEC Comment - We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...are effective for gathering, analyzing and disclosing the information that we are required to

o Page 11                                                        January 6, 2006

disclose in the reports we file under the Securities Exchange Act of 1934...are effective in timely alerting them to material information relating..." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosures to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Please also revise to clarify, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

MedSolutions' Response - We agree with your comments. In future filings, we will adequately disclose controls and procedures whether effective or not effective and use the proper wording as required in the Exchange Act Rules of 12a-15(e) and 15d-15(e) as you recommend. Our disclosure controls and procedures were effective for the periods referred to above.

                        FORM 8-K/A FILED ON MAY 23, 2005

25.- General
------------

SEC Comments - Please amend your Form 8-K to comply with the following comments.

MedSolutions' Response - We have considered your comments and responded below.



26.- Unaudited Condensed Consolidated Balance Sheet, page 13
------------------------------------------------------------

SEC Comment - It is not clear whether there are pro forma adjustments related to the condensed consolidated balance sheet. Please disclose whether there are any adjustments included in this balance sheet, preferably using a columnar presentation similar to that used in your pro forma statement of operations. If there are adjustments, each pro forma adjustment should be referenced to a footnote that clearly explains its determination and material assumptions.

MedSolutions' Response - The condensed consolidated balance sheet disclosed in the 8-K as of September 30, 2004 includes all of the purchase accounting entries of Med-Con and is noted at the bottom of the balance sheet as a footnote stating that the balance sheet reflects the combined balance sheet of MedSolutions and the acquired accounts of Med-Con. Since the acquisition had been consummated prior to the close of the quarter end, the acquisition is already reflected in the balance sheet presented. Therefore, no pro forma adjustments are deemed necessary.

27.- Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 14
--------------------------------------------------------------------------------

SEC Comment - Each pro forma adjustment should be referenced to a footnote that clearly explains its determination and material assumptions. Please reference your adjustments to the applicable pro forma financial statement and provide a more robust description of how these adjustments were calculated. Refer to Rule 11.02(b) of Regulation S-X.


o Page 12                                                        January 6, 2006

MedSolutions'  Response  - The 8-K/A  filed as  Amendment  No. 1 to the  Current
Report has a columnar presentation of pro forma operating results on page 15, as if the acquisition took place on January 1, 2004. There are 5 pro forma adjustments to the operating results which are numbered and referred to with descriptions of each adjustment on Page 16. More detail as to the calculation of each adjustment is given below and in future filings, the footnotes to all pro forma adjustments will be described on the same page as the financial statement the footnotes are referring to with greater description given to each adjustment and appropriate references.

     Footnote No.
     ------------
     1                                                                     Dr           Cr
                   AccruedtInterest Expense                             11,902.00
                      Interest Expense                                               11,902.00

                      Reverse Med-Con's interest expense

     2             Interest Expense                                     37,500.00
                      Accrued Interest Expense                                       37,500.00

                      Accrue interest expense on $500,000 note (500,000 * 10% for 9 months)

     3             Accum Depr - Equipment                               19,764.00
                      Depreciation Expense                                           19,764.00

                      Reverse Med-Con's depreciation expense

     4             Depreciation Expense                                 17,862.00
                      Accum Depr - Equipment                                         17,862.00

                      Accrue acquisition of Med-Con equipment ($71,448/36 * 9 months)
     5
                   Amortization Expense -
                   Customer List                                        86,175.00
                      Accum Amort - Intangible Assets/Customer List                  86,175.00

                      Accrue amortization of customer list ($574,500/60 * 9 months)


28.- SEC Comment - Please include a pro forma statement of operations for the fiscal year ended December 31, 2003 in accordance with Item 310(d)(2) of Regulation S-B.

MedSolutions' Response -Although Med-Con was organized in 2003, Med-Con did not commence operations until January 2004. Therefore, no pro forma statement of operations for the fiscal year ended December 31, 2003 was necessary.

                        FORM 8-K FILED ON AUGUST 31, 2005
                        ---------------------------------

29.- Item 1.01 Entry into a Material Definitive Agreement
---------------------------------------------------------

SEC Comment - Please provide us with your significance analysis for the On Call Medical Waste Service, Ltd. ("On Call") acquisition in accordance with Item 310(c) of Regulation S-B.

o Page 13                                                        January 6, 2006

MedSolutions' Response - We determined the asset test would yield the highest level of significance and offer the following analysis of significance:

                  Total assets acquired                       $1,280,500

                                                              ==========

                  Total assets of MSI at 12/31/03             $5,363,635

                                                              ==========

                  % of assets acquired to total assets           23.4%

                                                              ==========

The assets purchased from On Call exceeded 10% of the Company's total assets as of December 31, 2004; therefore, the acquisition was considered significant.

In connection with our response to your comments, we acknowledge that

     o MedSolutions, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

     o SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     o MedSolutions may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We  hope  these   responses  are  helpful  in  resolving  your  inquiries  in  a satisfactory manner. We appreciate your consideration with respect to resolving these matters.

Sincerely,

/s/ J. Steven Evans

Vice President of Finance
MedSolutions, Inc.


cc:      Matthew H. Fleeger, President & CEO
         MedSolutions, Inc.

         Mitchell Watt, Partner
         Marcum & Kliegman, LLP

         Steven Block, Legal Counsel
         Fish & Richardson, P.C.